360 Sports, Inc.
Changes in Stockholders' Equity (unaudited)

	Jan - Dec 2013	Jan - Dec 2014	Jan - Dec 2015
Equity			
Opening Balance Equity	2,972.37	2,972.37	-99,507.43
Retained Earnings	0.00	-11,336.31	-26,449.63
Net Income	-11,336.31	-15,113.32	99,744.95
Total Equity	$ -8,363.94	$ -23,477.26	$ -26,212.11